Mail Stop 6010	November 7, 2005

Mr. William H. Pursley
Chairman and Chief Executive Officer
CepTor Corporation
200 International Circle
Suite 5100
Hunt Valley, Maryland 21030

Re:  	CepTor Corporation
	Registration Statement on Form SB-2, filed October 17, 2005
File No. 333-129070

Dear Mr. Pursley:

      We have limited our review of the above referenced registration statement to your equity line financing with Fusion Capital.

General

1. We note that Fusion Capital may not sell 1,509,435 shares of the common stock being registered (the Initial Commitment Shares, the shares issuable pursuant to the Fusion Warrant and the 754,717 additional commitment shares that may be issued) until the earlier of
February 7, 2009 or the date the Stock Purchase Agreement is terminated. Please provide us your analysis of why you believe it is appropriate to register these shares for resale at this time.

Prospectus Summary

2. We note your statement here that you estimate that the maximum number of shares of common stock you will sell to Fusion Capital will be 5,000,000 for maximum proceeds of $20,000,000. Please clarify that this estimate assumes a market price of $4.00 per share and that your current market price is only $1.50 per share. Please also explain that you will only be able to raise $7,500,000 at current market prices, unless you decide to register additional shares on a new registration statement.

3. You state in this section that the Initial Commitment Shares and the shares issuable pursuant to the Fusion Warrant cannot be sold until the earlier of February 7, 2009 or the date the Stock Purchase
Agreement is terminated. Please clarify that this restriction also applies to the 754,717 additional commitment shares.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

4. Please disclose how you intend to account for the additional commitment shares that will be issued to Fusion Capital each time a purchase of securities under the Stock Purchase Agreement is made.

Description of the Transactions

5. We note your statement that the additional shares will be issued
"pro rata based on the proportion that a dollar amount purchased by
Fusion bears to the $10 million amount under the Stock Purchase Agreement." Please revise to clarify the operation of this formula and consider using an example for clarification.

6. Please enhance your disclosure regarding the additional commitment fee shares to discuss the fact that the economic effect of these issuances is a lower average purchase price that Fusion Capital is obligated to pay for the shares. In addition, please disclose the dilutive effect on stockholders that these issuances will have.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	You may contact Sonia Barros at (202) 551-3655 or Michael
Reedich at (202) 551-3612.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Harvey J. Kesner, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	65 East 55th Street
	New York, New York 10022
??

??

??

??

Mr. William H. Pursley
November 7, 2005
Page 1